FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 25, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Extract

from the Minutes of the Annual General Meeting of

Magyar Telekom Telecommunications Public Limited Company

held at the registered seat of Magyar Telekom Telecommunications Public Limited Company

(1013 Budapest, Krisztina krt. 55.) as of April 25, 2008, at 11.00 a.m.

Resolution No. 1/2008 (IV.25)

The General Meeting agrees that the proceedings of the Meeting shall be recorded on tape.

The General Meeting adopts this Resolution with 640,649,930 affirmative votes, 100 negative votes, and 15,298,151 abstentions.

Resolution No. 2/2008 (IV.25.)

The General Meeting elects dr. Zsolt Herczegh Keeper of the Minutes in addition to electing Oliver Kranzusch, representative of MagyarCom Holding GmbH authenticator of the Minutes.

The General Meeting adopts this Resolution with 640,641,774 affirmative votes, 120 negative votes, and 15,298,152 abstentions.

Resolution No. 3/2008 (IV.25.)

The General Meeting approves the agenda of the Meeting, in line with the resolution proposal, as follows:

1.

Report of the Board of Directors on the management of the Company, the business policy of Magyar Telekom Group and report on the business operations and the financial situation of Magyar Telekom Group in 2007 according to the requirements of the Accounting Act

2.	Report of the Board of Directors on the business operations of the Company in 2007, presentation of the report of the Supervisory Board and the Auditor
3.	Decision on the approval of the 2007 financial statements of the Company, the company governance and management report and on the relief from liability of the members of the Board of Directors
4.	Proposal of the Board of Directors for the use of the profit after tax earned in 2007
5.	Modification of the Articles of Association of Magyar Telekom Plc.
6.	Modification of the Rules of Procedure of the Supervisory Board
7.	Election of Members of the Board of Directors
8.	Election of Members of the Supervisory Board
9.	Election of a Member of the Audit Committee
10.

Election of the Company’s Auditor and determination of its remuneration. Designation of the Auditor who will be personally responsible for the audit of the Company and designation of the deputy auditor

11.	Miscellaneous

The General Meeting adopts this Resolution with 640,654,110 affirmative votes, 110 negative votes, and 15,298,161 abstentions.

Resolution No. 4/2008 (IV.25.)

The General Meeting approves the 2007 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards, including Balance Sheet Total Assets of HUF 1,135,578 million and Profit after tax for year 2007 HUF 73,056 million (before the deduction of HUF 12,901 million attributable to minority interests).

The General Meeting adopts this Resolution with 654,624,633 affirmative votes, 160,256 negative votes, and 1,170,000 abstentions.

Resolution No. 5/2008 (IV.25.)

The General Meeting approves the 2007 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 942,877 million and After-tax Net Income of HUF 35,634 million.

The General Meeting adopts this Resolution with 654,625,091 affirmative votes, 7,099 negative votes, and 1,322,599 abstentions.

Resolution No. 6/2008 (IV.25.)

The General Meeting has reviewed and approves the Corporate Governance and Management Report of the Board of Directors of Magyar Telekom on the financial year of 2007.

The General Meeting adopts this Resolution with 654,768,699 affirmative votes, 1,175,149 negative votes, and 4,333 abstentions.

Resolution No. 7/2008 (IV.25.)

The General Meeting, having evaluated the work of the Board members of the Company, decides on granting the relief from liability for the Board members of the Company with respect to the 2007 business year in accordance with Section 30 (5) of Act IV. of 2006 on Business Associations. The evaluation and the relief from liability granted by this resolution shall not apply to the liability of the Board members arising from their gross negligence or willful misconduct.

The General Meeting adopts this Resolution with 654,624,633 affirmative votes, 5,149 negative votes, and 1,170,001 abstentions.

Resolution No. 8/2008 (IV.25.)

A dividend of HUF 74 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2007.

The Company uses the HUF 35,633,509,239 profit after tax based on HAR figures and HUF 41,418,404,237 from profit reserves to pay the total dividend of HUF 77,051,913,476.

May 27th, 2008 shall be the first day of dividend disbursement.

On May 5th, 2008, the Board of Directors of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement in the following newspapers: Magyar Hírlap, Népszava and Világgazdaság, as well as on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.

The General Meeting adopts this Resolution with 654,777,061 affirmative votes, 120 negative votes, and 1,171,000 abstentions.

Resolution No. 9/2008 (IV.25.)

Due to the change of the location of the sites of the Company some sites have to be deleted whereas others to be included into Section 1.4. of the Articles.

The Annual General Meeting approves the amendment of Section 1.4. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 618,864,433 affirmative votes, 17,841,231 negative votes, and 19,246,717 abstentions.

Resolution No. 10/2008 (IV.25.)

The Statistical Classification of Economic Activities (Hungarian abbreviation: TEÁOR) was amended as of January 1, 2008. Some of the new TEÁOR classification categories correspond to the former classification system and can be automatically reclassified without formal legal measures. In other cases the individual companies must make the relevant decisions. (Section 1.6. of the Articles)

The Annual General Meeting approves the amendment of Section 1.6. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 618,712,875 affirmative votes, 17,991,789 negative votes, and 19,247,717 abstentions.

Resolution No. 11/2008 (IV.25.)

Section 1.8. of the Articles sets out the legal succession procedures due to earlier transformations of the Company. In order to complete the descriptions it is necessary to include the date of the merger of the merging companies in the text.

The Annual General Meeting approves the amendment of Section 1.8. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 618,860,233 affirmative votes, 17,845,431 negative votes, and 19,246,717 abstentions.

Resolution No. 12/2008 (IV.25.)

Based on the position of the Budapest Stock Exchange, Section 4.5. of the Articles has to be specified and this requirement is met by the Company with the amendment of the text.

The Annual General Meeting approves the amendment of Section 4.5 of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 618,713,875 affirmative votes, 17,991,789 negative votes, and 19,246,717 abstentions.

Resolution No. 13/2008 (IV.25.)

The expression “management report” in Section 5.1., 6.2. (i), 7.4.1 (b) and 8.3. of the Articles has to be replaced by the expression contained in the Company Act and the Budapest Stock Exchange Recommendations : “corporate governance and management report”.

The Annual General Meeting approves the amendment of Section  5.1., 6.2. (i), 7.4.1 (b) and 8.3. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 618,712,875 affirmative votes, 17,992,789 negative votes, and 19,246,717 abstentions.

Resolution No. 14/2008 (IV.25.)

Section 7.6. of the Articles sets out the rules of keeping the minutes of Board meetings. Due to the fact that the operation of the Board is regulated by a detailed and public Rules of Procedure it is sufficient to refer to the Rules of Procedure in the Articles without specifying the detailed rules of minute keeping.

The Annual General Meeting approves the amendment of Section 7.6 of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 618,862,141 affirmative votes, 17,843,423 negative votes, and 19,246,717 abstentions.

Resolution No. 15/2008 (IV.25.)

Section 8.4.5. of the Articles is amended for the reasons as explained previously.

The Annual General Meeting approves the amendment of Section 8.4.5 of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 618,708,543 affirmative votes, 17,997,121 negative votes, and 19,246,717 abstentions.

Resolution No. 16/2008 (IV.25.)

The Rules of Procedure of the Audit Committee (AC) was amended on February 15, 2008 and the respective provisions of the Articles (Section 8.7.) have to be harmonized with the new Rules of Procedure of the AC.

The Annual General Meeting approves the amendment of Section 8.7 of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 618,713,875 affirmative votes, 17,839,181 negative votes, and 19,246,717 abstentions.

Resolution No. 17/2008 (IV.25.)

The Articles of the Company refers to “Magyar Tökepiac” daily newspaper as a forum to make announcements but the newspaper was last published on February 15, 2008 therefore the respective text of the Articles shall be deleted (Section 15.2.). The deletion is further justified by the fact that the publication of the announcement in the printed press is no longer required by the new Company Act.

The Annual General Meeting approves the amendment of Section 15.2 of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 618,713,875 affirmative votes, 17,991,789 negative votes, and 19,246,717 abstentions.

Resolution No. 18/2008 (IV.25.)

Those legal references upon which the Supervisory Board performs its supervisory duties are recorded in the amendment proposal of the Rules of Procedure of the Supervisory Board, taking into account that the Supervisory Board is committed to improve its efficiency and that the Company complies with the requirements and rules of the Stock Exchange. References in the Rules to the Golden Shares are deleted also.

The General Meeting approves the amended and restated Rules of Procedure of the Supervisory Board with the modifications set out in the submission.

The General Meeting adopts this Resolution with 618,713,885 affirmative votes, 17,991,778 negative votes, and 19,246,717 abstentions.

Resolution No. 19/2008 (IV.25.)

The General Meeting elects Gregor Stücheli to the members of the Board of Directors of Magyar Telekom Nyrt. until May 31, 2010.

The General Meeting adopts this Resolution with 654,446,599 affirmative votes, 157,747 negative votes, and 1,348,034 abstentions.

Resolution No. 20/2008 (IV.25.)

The General Meeting elects Lothar Alexander Harings to the members of the Board of Directors of Magyar Telekom Nyrt. until May 31, 2010.

The General Meeting adopts this Resolution with 654,594,007 affirmative votes, 5,139 negative votes, and 1,353,234 abstentions.

Resolution No. 21/2008 (IV.25.)

The General Meeting elects Varga Zsoltné to the Members of Magyar Telekom Plc.’s Supervisory Board from today until May 31, 2010.

The General Meeting adopts this Resolution with 654,773,131 affirmative votes, 5,049 negative votes, and 1,174,200 abstentions.

Resolution No. 22/2008 (IV.25.)

The General Meeting elects as Auditor of Magyar Telekom Plc. (the “Company”) PricewaterhouseCoopers Ltd. (1077 Budapest, Wesselényi u. 16.; Registration no.: 001464), personally Márta Hegedüsné Szücs as registered auditor (Chamber membership number: 006838; Address: 2071 Páty, Várhegyi u. 6.; Mother’s maiden name: Julianna Hliva) to perform audit services for the year 2008, i.e. for the period ending May 31st 2009 or if the Annual General Meeting closing the 2008 fiscal year will be held prior to May 31st 2009 then on the date thereof.

In the event that Márta Hegedüsné Szücs is incapacitated, the General Meeting elects Margit Gyurikné Sós (chamber membership number: 003662, mother’s maiden name: Margit Varró, address: 1041 Budapest, Bercsényi u. 11.) to act as responsible auditor.

The General Meeting approves HUF 72,000,000 + VAT + max 5% related costs + VAT (excluding the audit of internal controls as required by the Sarbanes-Oxley Act of 2002), to be the Auditor’s annual compensation, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

The General Meeting adopts this Resolution with 654,620,433 affirmative votes, 157,747 negative votes, and 1,174,200 abstentions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: April 25, 2008